January 31, 2019

Michael Durham
General Counsel
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, TX 77301

       Re: Spirit of Texas Bancshares, Inc.
           Registration Statement on Form S-4
           Filed January 10, 2019
           File No. 333-229183

Dear Mr. Durham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at (202) 551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services